UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

__________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogotá, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice of Results of 2021 Annual General Shareholders’ Meeting held on July 15, 2021

FOR IMMEDIATE DISTRIBUTION

NOTICE OF RESULTS OF
Annual General Meeting Held on JULY 15, 2021
GEOPARK LIMITED

Bogota, Colombia – July 22, 2021 – GeoPark Limited (NYSE: GPRK) (“GeoPark” or the “Company”) a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil, and Argentina hereby announces the results of its Annual General Meeting of Shareholders (the “Meeting”) held on July 15, 2021 at Clarendon House, 2 Church Street, 4th Floor, Hamilton HM 11, Bermuda at 10 A.M. Local Time.

At the Meeting the following proposals were approved by the required majority of votes cast at the Meeting:

1.	To re-elect Sylvia Escovar Gómez as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
49,269,102	1,306,928	958,327

2.	To re-elect Robert A. Bedingfield as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
36,078,336	14,553,584	902,437

3.	To re-elect Constantin Papadimitriou as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
36,248,462	14,359,482	926,413

4.	To re-elect Somit Varma as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
47,150,549	1,363,976	3,019,832

5.	To re-elect Carlos A. Gulisano as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
46,907,249	1,647,316	2,979,792

6.	To re-elect Pedro E. Aylwin Chiorrini as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
35,920,700	14,709,890	903,767

7.	To re-elect James F. Park as a Director of the Company to serve until the next Annual General Meeting.

For	Against	Abstain
36,308,746	14,272,232	953,379

8.	To appoint Pistrelli, Henry Martin y Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditor of the Company for the fiscal year ending December 31, 2021 to hold office until the close of the next Annual General Meeting.

For	Against	Abstain
47,331,662	1,226,959	3,022,516

9.	To authorize the Audit Committee to fix the remuneration of the Auditors of the Company

For	Against	Abstain
47,287,938	1,267,904	3,025,295

10.	To amend Bye-laws 24, 27.5, 28.2, 28.4 and 30 of the Company’s Bye-laws to provide for the possibility of holding virtual general meetings in the future.

For	Against	Abstain
47,307,221	1,202,445	3,024,691

11.	To amend Bye-laws 1.1, 9.6, 21.3, 22.5, 22.6, 26, 33.3 and 45 of the Company’s Bye laws to provide overall minor corrections to the Company’s Bye-laws.

For	Against	Abstain
47,234,466	1,239,748	3,060,143

12.	To amend Bye-laws 14 and 16 of the Company’s Bye-laws to include standard language on the payment of dividends which the Company’s Bye-laws do not currently have.

For	Against	Abstain
47,270,206	1,227,617	3,036,534

13.	To amend Bye-laws 35.4 and 37 of the Company’s Bye-laws to eliminate certain redundant or unclear provisions of the Bye-laws regarding the election and term of Directors.

For	Against	Abstain
47,215,864	1,259,628	3,058,865

14.	To amend Bye-laws 65 and 66 of the Company’s Bye-laws to make certain clarifications on the appointment and remuneration of the Company’s auditors.

For	Against	Abstain
47,238,177	1,231,223	3,064,957

In addition, due to a change in Colombian legislation regarding cooling-off periods for former government officials that occurred after the mailing of the notice of the Meeting and the Company’s proxy statement to shareholders, the appointment of Ms. Maria Fernanda Suarez as Director of the Company was postponed until April 2022.

Yours sincerely,

Sylvia Escovar Gómez

Chair of the Board

Pedro E. Aylwin Chiorrini

Secretary

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

Innisfree M&A Incorporated
Scott Winter / Gabrielle Wolf
T: +1-212-750-5833

MEDIA:

Sard Verbinnen & Co.
Jared Levy / Kelsey Markovich
GeoPark-SVC@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: July 22, 2021